Ms. Julie Mulligan
554 Beach 133rd Street
Belle Harbor, New York 11694


Dear Julie:

     This letter will serve as our understanding of the services you will be rendering as an employee in the position of Personality Expert Designer for the 1-800-Flowers.Com brand (the "Company") for the Company's FY'08.

                                Responsibilities
                                ----------------

     Your responsibilities will include (i) working with the Company's Merchandising Department to develop and maintain an exclusive product line for the Company under the name of "Designs by Julie Mulligan", or any other name agreed to by you and the Company (the "Line"). Development of the Line includes not only the products themselves, but also any applicable product descriptions, photography, content and copy related to the products. The products, their descriptions, content and copy are subject to the final approval of the Company. It is anticipated that there will be approximately 6-8 products from the Line on the 1800flowers.com web site at any one given time; (ii) (ii) making recommendations on how to repurpose excess inventory of floral and hard goods;
(iii) assist the Company with the photography of its floral products with special focus on optimizing florist designed products; (iv) act as a Company spokesperson at marketing, gift shows and media events (up to a maximum of 12 per fiscal year) and shall support the Company in marketing projects (i.e. appear in video advertising and/or programming); and (v) in addition you will perform the duties customarily performed in persons in the position for which you are employed and such other duties as from time to time may be prescribed by the Company.

     It is agreed that all products designed and developed by you will be made available for sale once all varieties are confirmed as available by Merchandising Operations and Planning. All your products must meet or surpass the quality standards designated by QA and the products must successfully pass ship testing through the Vendor Relations group. Furthermore, notwithstanding anything to the contrary contained herein, the Company has the sole discretion as to which products you design it chooses to use and the manner and extent of the marketing of any such products. All products developed shall be and remain the property of the Company.

                                  Compensation
                                  ------------

Base salary:  $130,000 (annualized)

Benefits: Except as otherwise provided herein, you are eligible to continue to participate in all Company benefit programs subject to the terms of each plan. You are eligible to participate in the Company medical, dental, life insurance, and short term and long term disability commencing. You are eligible to participate in the Company 401(k) plan. You are eligible for three (3) weeks vacation accruing pursuant to the Company's policy.

Floral Sales Commission": For sales of floral products under the Line you will be paid a quarterly commission (the "Quarterly Commission") based upon the following formula:

                           I.       The Line---Direct Shipped Products:

                                    A) 5% of  Net  Sales of  the  products  sold
                                    under the  Line in the event that  the gross
                                    product  margin   on  any  such  product  is
                                    65%-69% fully loaded;
                                    B) 6% of Net  Sales of  products sold  under
                                    the Line in the event that the gross product
                                    margin   on  any  such  product  is  between
                                    70%-74% fully loaded;
                                    C) 7% of Net Sales of the products sold under the Line in the event that the gross product margin on any such product is 75% or higher.

                           II.      The Line---Florist Fulfilled Products:

                                    A) 2.5% of Net Sales of the products sold under the Line.


              For the purposes of this Agreement, Net Sales means the gross sales price of the products of the Line sold less any and all taxes, service, shipping, relay and handling charges, credits, chargebacks, refunds, returns, rebates, discounts, gift certificates, promotional offers, and credit card processing fees. Any commission earned shall be paid on a quarterly basis and such payment shall be accompanied by a report showing how the commission was calculated for said quarter. The Company and you may mutually agree on arrangements for more frequent reporting on the sales generated under the Line.

              The Quarterly Commission provided for herein is in lieu of any cash bonus programs that the Company may make available to its employees. For instance, you will not be participating in the Company's Sharing Success Program.

Equity: As an employee you may be eligible for stock option or restricted stock grants subject to the approval of the Compensation Committee of the Board of Directors pursuant to the terms of the Company's 2003 Long Term Incentive and Share Award Plan (the "Plan"). All future stock option and restricted stock awards are at the discretion of the Compensation Committee.

     We are committed to maintaining a competitive position in the employment marketplace. However, it is agreed that neither the terms of this letter, your acceptance of same, nor the maintenance of personnel policies, procedures and benefits creates a contract of employment or a guarantee of any length of employment or specific benefits. Your employment with the Company is "at-will", meaning that you retain the option, as does the Company, to end your employment at any time, for any reason or for no reason.

     If, however, your employment is terminated then you will be entitled to base salary through the date of termination and any other bonus amounts earned, accrued, due and owing, but not yet paid as of the date of your termination.


     Julie, we look forward to the continuation of our relationship together and a prosperous fiscal year.


                                                     Very truly yours,

                                                     /s/ Monica Woo
                                                    ----------------------
                                                    Monica Woo
                                                    President of Consumer Floral


Agreed to:

/s/ Julie McCann Mulligan
-------------------------
Julie McCann Mulligan